April 27, 2018

We urge you to join us in voting FOR Item 4 “Shareholder Proposal Regarding Diverse Board Candidates,” at Amazon.com, Inc.’s 2018 Annual Meeting of Shareholders on May 30, 2018. This proposal calls on the Amazon board of directors to implement a “Rooney Rule” requiring that the initial list of candidates from which new management-supported director nominees are chosen should include (but need not be limited to) qualified women and minority candidates. The Rooney Rule originated in the National Football League, where teams are required to interview at least one minority candidate for any open head coaching or general manager position. In the corporate sector, the Rooney Rule has been successfully implemented in the director search process by many companies, including Microsoft and Costco.i

Shareholders have long believed that embracing diversity will benefit companies by providing greater access to talent, harnessing existing talent more effectively, and improving decision making by reducing groupthink and similar psychological biases. There is now ample evidence in support of this belief: in a 2017 study of over 1,000 corporations in 12 countries, McKinsey found that companies with the most diverse leadership (top quartile) for gender were 21% more likely to earn above average profits, while those in the top quartile for ethnic/cultural diversity were 33% more likely to outperform. Moreover, McKinsey found that companies in the bottom tier of leadership diversity (assessed on both gender and ethnic/cultural) were 29% less likely to achieve above average profitability than all companies studied.ii Research from a wide variety of sources, including the law firm Paul Hastings, the Peterson Institute for International Economics, and Credit Suisse, further bolsters the shareholder case for diversity.

While Amazon’s board articulates support for diversity among directors and executives, it has failed to translate that verbal support into practical action. In particular, the Amazon board does not include any racial or ethnic minority directors. This stands in contrast to the 17 retail, Internet, technology, and media companies Amazon identifies as peers in its current proxy statement, each of which has at least one director of color, while 10 of the 17 have at least three directors of color. Additionally, only six of

Amazon’s top 105 executives are Asian, only one is Hispanic or Latino, and none are Black or African American.iii The underrepresentation of people of color in Amazon’s leadership is at odds with its U.S. workforce, which is fairly diverse (21% Black, 13% Asian, 13% Hispanic),iv and may limit the board and the executive team’s ability to identify business opportunities and risks: for instance, in 2016 Bloomberg found that in six major same-day delivery cities, Amazon’s service area excluded predominantly Black zip codes (Amazon has subsequently expanded same-day delivery in at least three of these cities),v while a report by Color of Change found that Amazon’s streaming service was one of eight networks at which more than 90% of shows had zero or one Black writer, and that only one of 16 Amazon shows examined had a non-white showrunner.vi

Though the Amazon board includes three female directors, among its 17 self-identified peers, a majority (nine of 17) have four or more female directors. Moreover, Amazon’s ongoing diversity and inclusion issues suggest the company could use more women in leadership. According to the New York Times, only one of the 16 executives reporting directly to the CEO is a woman,vii while Amazon’s EEOC filings indicate that only 23 of Amazon’s top 105 executives are women (22%).viii Again, Amazon’s leadership is less diverse than its workforce: women comprise 39% of Amazon employees globally.ix The website Fairygoodboss.com, which allows women to rate their employers in terms of fairness and opportunity, has ranked Amazon far behind its major technology peers in each of the last two years.x Finally, the Roy Price sexual harassment scandal – in which Amazon was aware of Mr. Price’s harassing behavior for nearly two years before taking action to remove himxi – evinces a further basis for concern that the company has not established a tone at the top which regards harassment as unacceptable and diversity as a critical goal.

With six director departures in the last 10 years, Amazon has had numerous opportunities to add gender, racial, and ethnic diversity to its board. In addition, its corporate governance guidelines have stated that “the Nominating and Corporate Governance Committee… seeks out candidates with a diversity of experience and perspectives” during that entire period. But the low-diversity status quo has persisted. Amazon’s two most recent director appointments have been white men, both initially recommended by existing Amazon directors. In fact, the last time Amazon disclosed that a new director was not initially recommended by an existing director was 2010 (with the exception that Amazon provided no disclosure for an appointment in 2014). Board diversity at Amazon would be promoted by more meaningful external searches that also include women and minorities as candidates. For example, at Microsoft and Costco, the Rooney Rule has contributed to diverse director appointments: after adopting new policies, Microsoft has appointed three men and three women, one of whom is a person of color, and Costco has appointed one woman and two men, one of whom is a person of color.

Our Rooney Rule proposal establishes a modest but demonstrably effective requirement that we believe will accelerate the transition from talk to action at Amazon. Please join us in voting FOR Item 4 "Shareholder Proposal Regarding Diverse Candidates."

Sincerely,

Dieter Waizenegger                                                                                             Mary Kay Henry
Executive Director, CtW Investment Group                                                     Trustee, SEIU Pension Plans Master Trust

i https://www.sbnation.com/2018/1/6/16856550/rooney-rule-nfl-explained-how-it-works-coaches; https://www.sec.gov/Archives/edgar/data/789019/000119312517310951/d461626ddef14a.htm; http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-govhighlights

ii	Vivian Hunt, et. al., “Delivering Through Diversity” McKinsey & Co., January 2018, pg. 1.
iii	https://images-na.ssl-images-amazon.com/images/G/01/DiversityCampaign2016_Q3/EEO-

1_2016_consolidated._V525968886_.pdf

iv	https://www.amazon.jobs/en/landing_pages/diversity
[v]	https://www.bloomberg.com/graphics/2016-amazon-same-day/
vi	https://colorofchange-org-

production.s3.amazonaws.com/media/uploads/hollywood/COC_Hollywood_Race_Report.pdf

vii	https://www.nytimes.com/2017/10/20/technology/amazon-sexual-harassment.html
viii	https://images-na.ssl-images-amazon.com/images/G/01/DiversityCampaign2016_Q3/EEO-

1_2016_consolidated._V525968886_.pdf

ix	https://www.amazon.jobs/en/landing_pages/diversity
[x]	https://www.forbes.com/sites/clareoconnor/2016/03/11/apple-tops-short-list-of-tech-companies-

where-women-report-equal-treatment/#77e5af6d571c; fairygodboss.com/best-companies-for-women-technology, accessed on 11/28/17

xi	https://www.nytimes.com/2017/10/20/technology/amazon-sexual-harassment.html